C21 Investments Announces Change to Financial Year-End, Delay in Filing Annual
Financial Results and Application for Management Cease Trade Order

VANCOUVER, May 31, 2024 - C21 Investments Inc. (CSE: CXXI and OTCQX: CXXIF) ("C21" or the "Company"), a vertically integrated cannabis company, today announced that the Company will change its financial year end from January 31 to March 31 (the "Change in Year End") to better align with the reporting cycle of its peers. The Company will file a transition report on Form 20-F that will provide audited financial statements for the two-month period from February 1, 2024 to March 31, 2024. The Company's next financial year will cover the period from April 1, 2024 to March 31, 2025.

The Company also today announced an anticipated delay in filing its audited annual financial statements and management discussion & analysis for the financial year ended January 31, 2024, and the Chief Executive Officer and Chief Financial Officer certificates, all as required by National Instrument 51-102 - Continuous Disclosure Obligations and National Instrument 52-109 - Certification of Disclosure in Issuers' Annual and Interim Filings (collectively, the "Documents").

The delay in filing the Documents is due to the Company's auditors requiring additional time to complete their audit of the Annual Financial Statements due, in part, to the Change in Year End as well the Company's recent change of auditors which occurred at the beginning of this calendar year. The Company understands that the Change in Year End will allow its auditors to complete the audit of the Company's financial statements in a more efficient manner and will alleviate the likelihood of any audit delays in the future.

The Company has informed the British Columbia Securities Commission (the "BCSC") of its anticipated delay in filing the Documents and has applied for and received a management cease trade order ("MCTO") from the BCSC pursuant to National Policy 12-203 - Management Cease Trade Orders ("NP 12-203"), pending the filing of the Documents, which MCTO prohibits the Company's management from trading in the securities of the Company until such time as the Documents are filed. The MCTO will not affect the ability of any other shareholders of the Company to trade securities of the Company.

During the period of default and until the filing of the Documents, the Company intends to satisfy the provisions of the "alternative information guidelines" as set out in NP 12-203, including the requirement to file bi-weekly status reports in the form of news releases containing prescribed updating information. The Company intends to work diligently and expeditiously with its auditors and expects to file the Documents by June 30, 2024.

Until the Company has filed the Documents, members of the Company's management and other insiders are subject to an insider trading black-out. The Company confirms that, other than as disclosed in prior press releases and material change reports, there have been no material business developments since the filing of the Company's latest interim financial report. The Company is not currently subject to any insolvency proceedings.

For further inquiries, please contact:

Investor contact:	Company contact:

Investor Relations	Michael Kidd
info@cxxi.ca	Chief Financial Officer and Director
+1 833 289-2994	Michael.Kidd@cxxi.ca

About C21 Investments Inc.

C21 Investments Inc. is a vertically integrated cannabis company that cultivates, processes, and distributes quality cannabis and hemp-derived consumer products in the United States. The Company is focused on value creation through the disciplined acquisition and integration of core retail, manufacturing, and distribution assets in strategic markets, leveraging industry-leading retail revenues with high-growth potential multi-market branded consumer packaged goods. The Company owns Silver State Relief and Silver State Cultivation in Nevada, including legacy Oregon brands Phantom Farms, Hood Oil and Eco Firma Farms. These brands produce and distribute a broad range of THC and CBD products from cannabis flowers, pre-rolls, cannabis oil, vaporizer cartridges and edibles. Based in Vancouver, Canada, additional information on C21 can be found at www.sedar.com and www.cxxi.ca.

Cautionary Note Regarding Forward-Looking Information and Statements:

This news release contains certain "forward-looking information" within the meaning of applicable Canadian securities legislation and may constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively, "Forward-Looking Statements"). Such Forward-Looking Statements represent the Company's beliefs and expectations regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company's control.

Forward-Looking Statements are based on assumptions, estimates, analyses and opinions of management of the Company at the time they were provided or made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances, including: (i) the expected  filing  of  the  Documents; (ii) the  Company's  continued  ability  to  satisfy  the information guidelines set out in NP 12-203 the duration of the MCTO; (iii) the  filing of a transition report on Form 20-F; (iv) the benefits to be derived from the Change of Year End; (v) achieving the anticipated results of the Company's strategic plans; and (vi) general economic, financial market, regulatory and political conditions in which the Company operates.

A variety of factors, including known and unknown risks, many of which are beyond the Company's control, could cause actual results to differ materially from the Forward-Looking Statements in this news release. Such factors include, without limitation, risks and uncertainties arising from any delay in filing the Documents; the Company's ability to satisfy the requirements of NP 12-203; the revocation of the MCTO and replacement with a cease trade order; the inability to effectively manage growth; inputs, suppliers and skilled labour being unavailable or available only at uneconomic costs; the adequacy of the Company's capital resources and liquidity, including but not limited to, availability of sufficient cash flow to execute the Company's business plan (either within the expected timeframe or at all); changes in general economic, business and political conditions, including changes in the financial markets; changes in applicable laws generally and adverse future legislative and regulatory developments involving medical and recreational marijuana; the risks of operating in the marijuana industry in the United States, and those other risk factors discussed in the Company's 20F filing with the U.S. Securities and Exchange Commission and Annual Information Form filing on SEDAR+.

Although the Company believes that the assumptions and factors used in preparing, and the expectations contained in, the Forward-Looking Statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such Forward-Looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. Should assumptions underlying the Forward-Looking Statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected.

The Forward-Looking Statements contained in this news release are made as of the date of this news release, and the Company does not undertake to update any Forward-Looking Statements that are contained or referenced herein, except in accordance with applicable securities laws.

Neither the Canadian Securities Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this release.